SECURITI 06003017 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Aqueduct Capital Group, LLC

F/K/A ALPHALINK PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 East Third Street, Suite 100.
(No. And Street)

CHARLOTTE, (City) NC (State) 28204 (Zip Code)

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK H. EDWARDS 704-973-9920
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH, D.C. 165 SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, FRANK H. EDWARDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHALINK PARTNERS, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

ANGELA JALOTA
NOTARY PUBLIC
MECKLENBURG COUNTY, N. C.
My Commission Expires October 17, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Alphalink Partners, LLC:

We have audited the accompanying statement of financial condition of AlphaLink Partners, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlphaLink Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
January 26, 2006

ALPHALINK PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 69,214
Fixed assets (net of accumulated depreciation of $1,054)	12,376
Fees receivable	4,600
Deposit	2,390
TOTAL ASSETS	$ 88,580

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 48,134
TOTAL LIABILITIES	48,134
MEMBER'S EQUITY:	
Member's equity	40,446
TOTAL MEMBER'S EQUITY	40,446
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 88,580

The accompanying notes are an integral part of these financial statements.

ALPHALINK PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Fee income	$ 277,667
TOTAL REVENUES	277,667
EXPENSES:	
Salaries	123,750
Professional fees	10,500
Registration and regulatory fees	17,993
Supplies	15,764
Rent	17,984
Telephone	4,334
Health insurance	11,588
Travel	147,978
Transportation	7,690
Payroll taxes	9,083
Office expenses	10,214
Auto lease expenses	7,350
Charity	6,500
Entertainment	30,994
Business gifts	6,977
Legal	22,299
Technology support	10,167
Other expenses	11,263
TOTAL EXPENSES	472,428
NET LOSS	$ (194,761)

The accompanying notes are an integral part of these financial statements.

ALPHALINK PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 30,007
Member Contributions	225,000
Member Withdrawals	(19,800)
Net Loss	(194,761)
Balance, December 31, 2005	$ 40,446

The accompanying notes are an integral part of these financial statements.

ALPHALINK PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss		$ (194,761)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	$ 1,054	
Increase in fees receivable	(4,600)	
Increase in deposit	(2,390)	
Increase in accrued expenses	32,759	
Total adjustments		26,823
Net cash used in operating activities		(167,938)
Cash flows from investment activities:		
Purchase of fixed assets		(13,430)
Net cash used in investment activities		(13,430)
Cash flows from financial activities:		
Member contributions		225,000
Member withdrawals		(19,800)
Net cash provided by financing activities		205,200
Net increase in cash		23,832
Cash at January 1, 2005		45,382
Cash at December 31, 2005		$ 69,214

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AlphaLink Partners, LLC (the "Company") was formed on January 9, 2004 in the State of Delaware. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the Original Members assigned all of their membership interests in the Company to the sole Member (AlphaLink Holding, LLC) , and ceased to be members of the Company. Pursuant to the terms of the Assignment and Admission Agreement, the sole Member was admitted as a member of the Company.

The Company is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for the securities brokerage industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customer securities.

Cash consists of cash invested in a commercial bank account.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2005, the Company's net capital and excess net capital were $21,080 and $16,080, respectively.

NOTE 3 - INCOME TAXES

Provision for income taxes is not included in the Company's financial statements, since the Company is a sole member limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

The Company leases office space, office equipment and a car. The leases expire on various dates through August, 2010. The following is a schedule of future rental payments required under the leases for the years ending December 31:

Year ending December 31	Amount
2006	$ 48,278
2007	16,135
2008	15,756
2009	15,756
2010	10,504
Total	$ 106,429

NOTE 5 - SUBSEQUENT EVENTS

In January, 2006 the Company made a capital distribution of $339,729 to its member based on income earned in that month. In a separate transaction also in January, 2006, the member contributed $800,000 to the Company.

SUPPLEMENTAL INFORMATION

ALPHALINK PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Credits:	
Total Member's Equity	$ 40,446
TOTAL CREDITS	40,446
Debits:	
Non Allowable Assets	19,366
Net Capital Before Haircuts	21,080
Less: Haircuts	-
NET CAPITAL	21,080
Minimum Net Capital Requirement	5,000
EXCESS NET CAPITAL	$ 16,080

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

ALPHALINK PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Alphalink Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Alphalink Partners, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alphalink Partners, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates LLP

New York, New York
January 26, 2006